ISPAT INTERNATIONAL COMPLETES ACQUISITION OF LNM HOLDINGS

AND CHANGES NAME TO MITTAL STEEL COMPANY

Rotterdam, The Netherlands (December 17, 2004) – Ispat International N.V. [NYSE and Euronext Amsterdam: IST] today announced that it has completed its acquisition of LNM Holdings N.V. and changed its name to Mittal Steel Company N.V. Mittal Steel will trade on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT,” from Monday 20th December and Friday 17th December respectively.

Mittal Steel is one of the world’s largest steel companies, with pro forma revenues for the nine months ending September 20 2004 of approximately US$16 billion, steel shipments of 32 million tons, and operations in 14 countries across four continents.

Mittal Steel’s strategy will be to enhance long-term shareholder value both by continuously strengthening its position as a low-cost, high quality steel producer and by continuing to play an integral role in a globally diverse steel industry. The company is well positioned in key areas that management believes will experience significant growth in steel consumption. The combined company will encompass all aspects of modern steelmaking to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It will serve all the major steel consuming sectors, including the automotive, appliance, machinery and construction sectors.

“This is an exciting day for Mittal Steel,” said Lakshmi Mittal, Chairman and Chief Executive Officer of Mittal Steel. “By bringing these two companies together, we have created a truly innovative leader in the global steel industry. The combined company will have a significant presence in industrialized economies such as those in North America and Europe and in economies that are expected to experience above average growth in steel consumption, including Asia and Africa. Our unified marketing platform and management structure will enable us to operate more efficiently and more effectively.”

Lakshmi N. Mittal is Chairman and Chief executive officer of Mittal Steel. Aditya Mittal is President and Group Chief Financial Officer. Malay Mukherjee is Chief Operating Officer.

About Ispat International

Ispat International is the world’s eleventh largest steel producer with steel-making operations in six countries. Ispat International’s operating philosophy embraces both integrated mini-mill and blast furnace processes for steel making. Its steel shipments have increased from 1.5 million tons in 1992 to 15.2 million tons in 2003 and were 12.4 million tons for the first nine months of 2004. In 2003, Ispat International’s consolidated sales, operating income and net income were $5,441 million, $151 million and $66 million respectively. For the nine months ended September 30, 2004, Ispat International’s consolidated sales, operating income and net income were $6,320 million, $1,243 million and $887 million, respectively. Ispat International is currently listed on Euronext Amsterdam and the NYSE.

About LNM Holdings N.V.
LNM Holdings is one of the world’s largest steel producers, and operates steel-making and processing facilities in eight countries. LNM Holdings has in recent years significantly increased its production and shipments of steel products, primarily through the acquisition of additional steel producing assets. LNM Holdings shipped a total of 12.3 million tons of steel and steel products in 2003 and 19 million tons for the first nine months of 2004. The company has acquired several steelmaking businesses over the past three years, notably in Poland, the Czech Republic, Romania and South Africa. The company has an integrated business model with steelmaking facilities in six countries providing a diversified portfolio of flat and long products.

Safe Harbor Statement

This press release contains “forward-looking” statements including statements regarding benefits of the acquisition, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective management’s current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, problems may arise in successfully integrating our businesses. The acquisition may involve unexpected costs. We may be unable to achieve synergies. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends.

For more detailed information on the risks and uncertainties associated with Ispat International’s business activities, see the company’s reports filed with the SEC. The company undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts:
Ms. Nicola Davidson
General Manager, Communications
+44 20 7543 1172

Mr. T.N. Ramaswamy
Director, Finance
+44 20 7543 1174

Mr. Chuck Burgess
Ms. Gillian Angstadt
Abernathy MacGregor Group
212-371-5999